

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 16, 2018

Via E-mail
Matthew Reddy
Chief Financial Officer
Wheeler Real Estate Investment Trust, Inc.
Riversedge North
2529 Virginia Beach Blvd., Suite 200
Virginia Beach, Virginia 23452

> **Re: Wheeler Real Estate Investment Trust, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 9, 2018**
> **File No. 333-222971**

Dear Mr. Reddy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3207 with any questions.

Sincerely,

/s/ Sara von Althann

Sara von Althann
Attorney-Advisor
Office of Real Estate and
Commodities

cc: Matthew B. Chmiel, Esq.
Haneberg Hurlbert PLC